EXHIBIT 99.1

Foremost Clean Energy Commences 2025 Drilling Program at Hatchet Uranium Project

The Hatchet Drill Program is expected to test for extensions of known uranium mineralization and new targets based on previously identified anomalous pathfinder elements and hydrothermal alteration

VANCOUVER, British Columbia, April 04, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) an emerging North American uranium and lithium exploration company, is pleased to announce the commencement of its 2025 exploration drill program (the “Drill Program”) at the Hatchet Lake Uranium Project ("Hatchet"), located in the world-renowned Athabasca Basin of northern Saskatchewan. The 2,000 metre helicopter-supported diamond drill program commenced recently and is being conducted on behalf of Foremost by Dahrouge Geological Consulting (“DGC”). Drill testing during this program is expected to evaluate the project’s top exploration prospects at both the Tuning Fork target area (“Tuning Fork”) and Richardson target area (“Richardson”).

“We are excited to commence this fully-funded drill program at Hatchet.” said Jason Barnard, Foremost’s President and CEO, “This program represents a significant step forward for Foremost, launching our first exploration drill program in the Athabasca Basin, designed to evaluate several discovery-ready target areas on well-situated and advanced exploration project that is part of our unique collaboration with Denison Mines Corp. (‘Denison’). Our drill targets for this program have been designed to test interpreted structures and conductive breaks identified based on the wealth of historic exploration already completed on this exciting property.”

Hatchet is located within 1.5 km of the Athabasca Basin margin, which results in shallow sandstone cover (less than 220 metres) and corresponding shallow exploration targets, enabling efficient and cost-effective drill testing. The upcoming 2025 drill campaign plans to capitalize on this advantage, including multiple drill holes to advance the evaluation of several target areas – each of which are highly prospective and have potential for discovery or which will benefit in future drill programs from additional reconnaissance.

Tuning Fork

The shallow drill targets at Tuning Fork (Figure 1) comprise 1,000 m of the planned drilling with an unconformity depth ranging from 120 – 160m. Historical and the 2024 drilling program have identified prominent structures and alteration along conductive trends identified via ground electromagnetic (“EM”) surveys that are coincident with previously identified mineralization that is located near structures at the unconformity. A folded conductive package of graphitic metasediments adjacent to the structure underscores the key elements for uranium mineralization.

564000
565000
566000
567000
6485000
6484000
N
Hole ID
Historical Highlights
Q20 - 1
400 ppm U (129 - 129.3m)
2480 ppm U (129.3 - 129.6m)
910 ppm U (129.6 - 129.9m)
HL-10-01
0.10 % U3O8 (183 - 184 m)
0.02 % U3O8 (186 - 187m)
Q20-1
TF-25-15
TF25-01
TF-25-16
TF25-02
TF25-03
TF-25-14
TF-24-11
HL-10-01
TF-25-13
TF25-04
TF-24-12
FOREMOST
CLEAN ENERGY
Hatchet Property
Tuning Fork Claim Block
2025 Proposed Drillholes
0
750
1,500 m
2025 Proposed DDH's
2024 Drillholes
Mineralized Drill Holes
Anomalous Drill Holes
Historic Drilling
Conductor Axis
2025 Target Locations
Hatchet Property
NAD83(CSRS) / UTM zone 13N

Figure 1 – Tuning Fork - 2025 drilling target locations and proposed drillholes

Richardson

The balance of drilling at Hatchet during this program (~1,000 m) is planned to consist of follow up drilling and reconnaissance drilling at the Richardson target area. A series of discrete linear EM conductive anomalies (~7 km in total length) comprise the Richardson target area. Historical drilling (Figure 2) has confirmed the presence of mineralization along the conductive trend at and immediately below the unconformity. Follow up drilling is designed to test the continuity of mineralization along strike and obtain structural data on mineralized structures identified in historical holes. Additional drilling is expected to test certain prospective unexplored conductive trends to evaluate the potential to host uranium mineralization.

560000
562500
565000
6505000
6502500
N
HT-83-74
RL-24-30
RL-25-31
RL-11-03
RL-24-29
HT-83-75
HT-83-61
RL25-04
RL-25-32
RL-25-33
RL25-05
RL-25-34
RL25-06
2025 Proposed DDH's
2024 Drillholes
Mineralized Drill Holes
Anomalous Drill Holes
Historic Drilling
Conductor Axis - Richardson
2025 Target Locations
Hatchet Property
NAD83(CSRS) / UTM zone 13N
0
750
1,500 m
FOREMOST
CLEAN ENERGY

Hole ID	Historical Highlights
HT-83-61	6.06% Co, 4.91% Ni (100 - 105m) up to 980 cps
HT-83-75	4.25% Ni, 1.05% Co (120 - 121m)
HT-83-74	2112 ppm U (96.6 - 100m)
RL-11-03	1280 ppm U, 604 ppm Co (85.5 - 87.7m)
RL-24-29	0.11 % U3O8 (81.2 - 81.4m)
RL-14-21A	709 ppm U (102.9 - 103.3m)

Hatchet Property

Richardson Claim Block
2025 Proposed Drillholes

Figure 2 – Richardson Trend - 2025 drill targets and proposed drillholes

Qualified Person

The technical content of this news release has been reviewed and approved by Jordan Pearson, P. Geo., Project Geologist for Dahrouge Geological Consulting Ltd., and a Qualified Person under National Instrument 43-101, who has prepared and reviewed the content of this press release.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproves the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

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